Exhibit 99.2

ProQR Therapeutics N.V. Press Release May 18, 2016

FINAL - FOR RELEASE

ProQR Announces Results for the First Quarter of 2016

LEIDEN, the Netherlands, May 18, 2016 — ProQR Therapeutics N.V. (Nasdaq: PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis (CF) and Leber’s congenital amaurosis Type 10 (LCA10), today announced results for the first quarter of 2016.

“We continue to make great progress with our clinical development programs. Our first molecule, QR-010 for cystic fibrosis is in two active clinical trials and our second molecule, QR-110 for LCA10 is moving towards a first study in affected patients. We have also made a lot of progress in advancing our innovation pipeline”, said Daniel de Boer, Chief Executive Officer of ProQR. “This quarter we organized an inaugural R&D Day where we, along with key opinion leaders presented our deep pipeline of RNA based molecules which hold the promise of restoring normal protein function for a range of genetic diseases with high unmet medical needs.”

Financial Highlights

At March 31, 2016, ProQR held cash and cash equivalents of €85.5 million, compared to €94.9 million at December 31, 2015. Net cash used in operating activities during the three month period ended March 31, 2016 was €7.8 million, compared to €5.3 million for the same period last year.

Research and development costs increased to €6.9 million for the quarter ended March 31, 2016 from €5.5 million for the same period last year and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. The increase in expenses was primarily due to the clinical trial costs for QR-010 and clinic enabling studies for QR-110. The remainder represents increased investments in our other pipeline programs.

General and administrative costs increased to €2.6 million for the quarter ended March 31, 2016 from €1.6 million for the same period last year, primarily due to increased investments into our support organization. These costs include spend on the expansion of our lab and office facilities for the growing pipeline and headcount as well as increased spend on several compliance related activities, including internal controls for Sarbanes-Oxley (SOX).

Net result for the three month period ended March 31, 2016 was a €10.2 million loss or €0.44 per share, compared to a €0.2 million profit or €0.01 per share for the same period last year, which was driven primarily due to currency fluctuations. For further financial information for the period ending March 31, 2016, please refer to the financial statements appearing at the end of this release.

Corporate Highlights

•	On March 14th the company organized an R&D Day in New York where ProQR executives as well as external key opinion leaders presented more information on ProQR’s pipeline products including programs for cystic fibrosis, Leber’s congenital amaurosis Type 10, Usher syndrome, Fuchs endothelial corneal dystrophy, dystrophic epidermolysis bullosa and Alzheimer’s disease.

Subsequent events

•	At the 2016 Annual Meeting of the Association for Research in Vision and Ophthalmology (ARVO) the company presented pre-clinical data for QR-110 for Leber’s congenital amaurosis Type 10 (LCA10). QR-110 is a single-stranded, chemically modified RNA oligonucleotide designed to skip the cryptic splice site caused by the p.Cys998X mutation resulting in mRNA that codes for a wild-type CEP290 protein. Following intravitreal injection in vivo, QR-110 was demonstrated to reach the outer nuclear layer of the retina, the target tissue. QR-110 was also demonstrated to increase wild-type mRNA in cells with the p.Cys998X mutation.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by repairing the mRNA defect encoded by the ΔF508 mutation in the CFTR gene of CF patients. The ΔF508 mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and guide the insertion of the three missing nucleotides, thus repairing the mRNA and subsequently producing wild-type, or normal CFTR protein. QR-010 is designed to be self-administered through a small, handheld aerosol delivery device, or nebulizer, in the form of a mist inhaled into the lungs. We believe this method could allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood. QR-010 has been granted orphan drug designation in the United States and the European Union. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No. 633545.

About QR-110

QR-110 is a first-in-class oligonucleotide, designed to address the underlying cause of Leber’s congenital amaurosis Type 10 due to the p.Cys998X mutation in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional Cep290 protein. QR-110 is designed to restore wild-type CEP290 mRNA leading to the production of wild-type CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010 and QR-110, statements regarding our ongoing and planned discovery and development of product candidates, including those in our innovation pipeline, and statements regarding the Horizon 2020 program. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Sariette Witte

Investor Relations

T: +1 213 261 8891

ir@proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	March 31, 2016	December 31, 2015
	€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	85,467	94,865
Prepayments and other receivables	2,478	1,948
Social securities and other taxes	533	956

Total current assets	88,478	97,769

Property, plant and equipment	2,790	2,199
Intangible assets	128	141

Total assets	91,396	100,109

Liabilities and shareholders’ equity
Current liabilities
Finance lease liabilities	7	15
Trade payables	1,026	885
Social securities and other taxes	153	235
Pension premiums	31	16
Deferred income	—	144
Other current liabilities	4,841	4,191

Total current liabilities	6,058	5,486

Finance lease liabilities	—	—
Borrowings	5,142	4,824

Total liabilities	11,200	10,310

Shareholders’ equity
Shareholders’ equity	80,196	89,799

Total liabilities and shareholders’ equity	91,396	100,109

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended March 31,
	2016	2015
	€1,000	€1,000
Other income	689	338
Research and development costs	(6,898)	(5,480)
General and administrative costs	(2,602)	(1,603)

Total operating costs	(9,500)	(7,083)

Operating result	(8,811)	(6,745)
Finance income and expense	(1,387)	6,980
Result before corporate income taxes	(10,198)	235
Income taxes	—	—

Net result attributable to equity holders of the Company	(10,198)	235
Other comprehensive income	5	—
Total comprehensive income (attributable to equity holders of the Company)	(10,193)	235

Share information
Weighted average number of shares outstanding[1] – basic	23,345,965	23,338,663
Weighted average number of shares outstanding[1] – diluted	23,345,965	24,378,072
Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share	(0.44)[1]	0.01
Diluted loss per share	(0.44)[1]	0.01

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in the period. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Number of shares	Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2015	23,338,154	934	123,581	687	—	(15,798)	109,404
Net loss	—	—	—	—	—	235	235
Recognition of share-based payments	—	—	—	288	—	—	288
Share options exercised	5,090	0	5	—	—	—	5

Balance at March 31, 2015	23,343,244	934	123,586	975	—	(15,563)	109,932
Balance at January 1, 2016	23,345,965	934	123,595	1,899	1	(36,630)	89,799
Net loss	—	—	—	—	—	(10,198)	(10,198)
Other comprehensive income	—	—	—	—	5	—	5
Recognition of share-based payments	—	—	—	590	—	—	590
Share options exercised	—	—	—	—	—	—	—

Balance at March 31, 2016	23,345,965	934	123,595	2,489	6	(46,828)	80,196

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended March 31,
	2016	2015
	€1,000	€1,000
Cash flows from operating activities
Net result	(10,193)	235
Adjustments for:
— Depreciation	334	95
— Share-based compensation	590	288
— Financial income and expenses	1,387	(6,980)
Changes in working capital	50	1,015

Cash used in operations	(7,832)	(5,347)

Corporate income tax paid	—	—
Interest received/(paid)	65	72

Net cash used in operating activities	(7,767)	(5,275)

Cash flow from investing activities
Purchases of intangible assets	—	—
Purchases of property, plant and equipment	(502)	(488)

Net cash used in investing activities	(502)	(488)

Cash flow from financing activities
Proceeds from exercise of share options	—	5
Proceeds from borrowings	193	—
Redemption of financial lease	(8)	(12)

Net cash generated by financing activities	185	(7)

Net increase/(decrease) in cash and cash equivalents	(8,084)	(5,770)
Currency effect cash and cash equivalents	(1,314)	6,849
Cash and cash equivalents, at beginning of the period	94,865	112,736

Cash and cash equivalents at the end of the period	85,467	113,815